

THIRD POINT

55 Hudson Yards
New York, NY 10001
thirdpoint.com
212.715.3880

SOHO HOUSE & CO INC.
180 STRAND
LONDON, WC2R 1EA
UNITED KINGDOM
Via email

January 29, 2025

Dear Soho House Director:

Third Point currently owns 9.9% of the Class A shares of Soho House & Co Inc. ("Soho House" or "the Company"). We were also cornerstone investors in the Company's Initial Public Offering in 2021.

While we applaud the decision to return the Company to private ownership, it appears to us that the Board has failed to perform its most important responsibility: to ensure a fair sales process that achieves maximum value for all shareholders. Instead, the Board appears to have engaged in an opaque process that resulted in a transaction (the "Sweetheart Deal") with the Company's Chairman, Ron Burkle of Yucaipa.

As you are no doubt aware, transactions involving controlling stockholders (in this case due to super-voting stock, not a majority economic interest) are subject to the most exacting standards under Delaware law. It appears to us that the Board's conduct will not come close to satisfying these standards, thereby exposing both the Board and Mr. Burkle to liability for failing to discharge their fiduciary duties of loyalty and care.

Mr. Burkle's obvious conflicts of interest and undue influence on the board via his super-voting share class make it imperative that the Board open the sale process to outside bidders. We believe that numerous qualified parties with significant experience investing in the

hospitality industry would be interested, and willing to pay a superior price to Mr. Burkle's Sweetheart Deal.

An independent, fairlyvalued transaction by a qualified group would benefit not only Soho House's shareholders, but also its members, many of whom share the view that a fresh start with visionary owners is necessary for the company to maintain its position in the hospitality sector in the years ahead.

Sincerely,
/s/ Daniel S. Loeb
Daniel S. Loeb
CEO